Exhibit 99.1

Financial News

CIBC ANNOUNCES SECOND QUARTER 2020 RESULTS

Toronto, ON – May 28, 2020 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the second quarter ended April 30, 2020.

Second quarter highlights

	Q2/20	Q2/19	Q1/20	YoY Variance	QoQ Variance

Reported Net Income	$392 million	$1,348 million	$1,212 million	-71%	-68%

Adjusted Net Income (1)	$441 million	$1,357 million	$1,483 million	-68%	-70%

Reported Diluted Earnings Per Share (EPS)	$0.83	$2.95	$2.63	-72%	-68%

Adjusted Diluted EPS (1)	$0.94	$2.97	$3.24	-68%	-71%

Reported Return on Common Shareholders’ Equity (ROE)	4.0%	15.8%	13.1%

Adjusted ROE (1)	4.5%	15.9%	16.1%

Common Equity Tier 1 Ratio	11.3%	11.2%	11.3%

“The investments we have made over the past several years have positioned us well to respond to the current situation as we support our clients, employees and communities,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “Our capital position remains strong, giving us flexibility and resilience as we navigate the current environment and continue to advance our long-term client-focused strategy. This will enable us to further diversify revenue streams, deepen client relationships and improve our efficiency as we continue to deliver value to our shareholders.”

Results for the second quarter of 2020 were affected by the following item of note with a negative impact of $0.11 per share:

•	$57 million ($49 million after-tax) amortization and impairment of acquisition-related intangible assets and goodwill.

Our Common Equity Tier 1 ratio was 11.3% at April 30, 2020 compared with 11.3% at the end of the prior quarter. CIBC’s leverage ratio at April 30, 2020 was 4.5%.

Core business performance(2)

Canadian Personal and Business Banking reported net income of $203 million for the second quarter, down $365 million or 64% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $204 million, down $365 million or 64% from the second quarter a year ago mainly due to a higher provision for credit losses on performing loans. Pre-provision earnings(1) were down 7% from the second quarter a year ago, mainly driven by lower revenue, as results have been negatively impacted by the COVID-19 pandemic. Revenue was lower due to the recent changes in the interest rate environment, decreased client transaction activity, and interest rate relief provided to our credit card clients as part of the CIBC client relief programs offered to support our clients during the pandemic, partially offset by one additional day in the current quarter and volume growth.

Canadian Commercial Banking and Wealth Management reported net income of $206 million for the second quarter, down $119 million or 37% from the second quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were relatively stable compared with the second quarter a year ago, driven by higher revenue, offset by higher non-interest expenses. The impact of higher assets under management and higher trading volume in our full service brokerage business in wealth management, and volume growth, wider margins and one additional day in commercial banking were partially offset by lower fees. Higher expenses were primarily driven by spending on strategic initiatives and higher salaries and benefits.

U.S. Commercial Banking and Wealth Management reported net income of $18 million for the second quarter, down $144 million or 89% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $35 million, down $140 million or 80% from the second quarter a year ago, as a higher provision for credit losses more than offset a $35 million increase in pre-provision earnings(1). Revenue, which was impacted by favourable foreign exchange translation, was higher in both commercial banking and wealth management driven primarily by volume growth and increased asset management fees, offset in part by margin compression. Expense growth was relatively modest as continued investments in people and infrastructure were partly offset by lower business development costs.

Capital Markets reported net income of $137 million for the second quarter, down $146 million or 52% from the second quarter a year ago, primarily due to a higher provision for credit losses. Pre-provision earnings(1) were up 6% driven by higher revenue, partially offset by higher non-interest expenses. Growth in revenue across foreign exchange and interest rate trading, financing activities, corporate banking and debt underwriting were partially offset by lower equity derivatives trading revenue and higher credit and funding valuation adjustments.

Credit quality

Provision for credit losses was $1,412 million for the second quarter, up $1,157 million or 454% from the second quarter a year ago, with higher provisions for credit losses on both performing loans and impaired loans as a result of the impact of the COVID-19 pandemic and continued pressure on oil prices.

(1)	For additional information, see the “Non-GAAP measures” section. Pre-provision earnings is revenue net of non-interest expenses and is a non-GAAP measure.
(2)

Certain prior period information has been revised due to enhancements made to our transfer pricing methodology. See the “External reporting changes” section of our Report to Shareholders for the second quarter of 2020 for additional details.

CIBC Second Quarter 2020 News Release	1

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures. Adjusted measures represent non-GAAP measures.

For a more detailed discussion on our non-GAAP measures, see page 13 of the 2019 Annual Report, as updated by the “Non-GAAP measures” section of our Report to Shareholders for the second quarter of 2020 to reflect the changes that we made in the first quarter of 2020 (see the “External reporting changes” section of our Report to Shareholders for the second quarter of 2020 for additional details regarding these changes).

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results.

	For the three months ended			For the six months ended
$ millions	2020 Apr. 30	2020 Jan. 31	2019 Apr. 30	2020 Apr. 30	2019 Apr. 30

Operating results – reported

Total revenue	$4,578	$4,855	$4,542	$9,433	$9,107

Provision for credit losses	1,412	261	255	1,673	593

Non-interest expenses	2,704	3,065	2,588	5,769	5,348

Income before income taxes	462	1,529	1,699	1,991	3,166

Income taxes	70	317	351	387	636

Net income	392	1,212	1,348	1,604	2,530

Net income (loss) attributable to non-controlling interests	(8)	7	7	(1)	11

Net income attributable to equity shareholders	400	1,205	1,341	1,605	2,519

Diluted EPS ($)	$0.83	$2.63	$2.95	$3.46	$5.55

Impact of items of note (1)

Revenue

Purchase accounting adjustments (2)	$-	$-	$(6)	$-	$(19)

Impact of items of note on revenue	-	-	(6)	-	(19)

Expenses

Amortization and impairment of acquisition-related intangible assets and goodwill (3)	(57)	(27)	(27)	(84)	(54)

Transaction and integration-related costs as well as purchase accounting adjustments (4)	-	-	9	-	4

Restructuring charge (5)	-	(339)	-	(339)	-

Charge for payment made to Air Canada (6)	-	-	-	-	(227)

Impact of items of note on expenses	(57)	(366)	(18)	(423)	(277)

Total pre-tax impact of items of note on net income	57	366	12	423	258

Transaction and integration-related costs and purchase accounting adjustments (2)(4)	-	-	(4)	-	(5)

Amortization and impairment of acquisition-related intangible assets and goodwill (3)	8	6	7	14	13

Restructuring charge (5)	-	89	-	89	-

Charge for payment made to Air Canada (6)	-	-	-	-	60

Impact of items of note on income taxes	8	95	3	103	68

Total after-tax impact of items of note on net income	49	271	9	320	190

Impact of items of note on diluted EPS	$0.11	$0.61	$0.02	$0.72	$0.43

Operating results – adjusted (7)

Total revenue (8)	$4,578	$4,855	$4,536	$9,433	$9,088

Provision for credit losses	1,412	261	255	1,673	593

Non-interest expenses	2,647	2,699	2,570	5,346	5,071

Income before income taxes	519	1,895	1,711	2,414	3,424

Income taxes	78	412	354	490	704

Net income	441	1,483	1,357	1,924	2,720

Net income (loss) attributable to non-controlling interests	(8)	7	7	(1)	11

Net income attributable to equity shareholders	449	1,476	1,350	1,925	2,709

Adjusted diluted EPS ($)	$0.94	$3.24	$2.97	$4.18	$5.98

(1)	Reflects the impact of items of note on our adjusted results as compared with our reported results.
(2)

Includes the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, recognized in U.S. Commercial Banking and Wealth Management.

(3)	Amortization and impairment of acquisition-related intangible assets and goodwill is recognized in the SBU of the acquired business or Corporate and Other. A summary is provided in the table below.

Canadian Personal and Business Banking (pre-tax)	$(2)	$(2)	$(2)	$(4)	$(4)
Canadian Personal and Business Banking (after-tax)	(1)	(2)	(1)	(3)	(3)
Canadian Commercial Banking and Wealth Management (pre-tax)	-	-	-	-	-
Canadian Commercial Banking and Wealth Management (after-tax)	-	-	-	-	-
U.S. Commercial Banking and Wealth Management (pre-tax)	(23)	(22)	(22)	(45)	(44)
U.S. Commercial Banking and Wealth Management (after-tax)	(17)	(16)	(17)	(33)	(33)
Corporate and Other (pre-tax)	(32)	(3)	(3)	(35)	(6)
Corporate and Other (after-tax)	(31)	(3)	(2)	(34)	(5)

(4)

Transaction costs include legal and other advisory fees and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions. These items are recognized in Corporate and Other.

(5)

Restructuring charge associated with ongoing efforts to transform our cost structure and simplify our bank. This charge consists primarily of employee severance and related costs and was recognized in Corporate and Other.

(6)	Charge for a payment made to Air Canada, including related sales tax and transaction costs, to secure our participation in its new loyalty program recognized in Canadian Personal and Business Banking.
(7)	Adjusted to exclude the impact of items of note.
(8)

Excludes TEB adjustments of $46 million (January 31, 2020: $49 million; April 30, 2019: $44 million) and $95 million for the six months ended April 30, 2020 (April 30, 2019: $85 million). Our adjusted efficiency ratio is calculated on a TEB.

2	CIBC Second Quarter 2020 News Release

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

2020	Reported net income (loss)	$203	$206	$18	$137	$(172)	$392

Apr. 30	After-tax impact of items of note (1)	1	-	17	-	31	49

	Adjusted net income (loss) (2)	$204	$206	$35	$137	$(141)	$441

2020	Reported net income (loss)	$617	$336	$169	$335	$(245)	$1,212

Jan. 31	After-tax impact of items of note (1)	2	-	16	-	253	271

	Adjusted net income (loss) (2)	$619	$336	$185	$335	$8	$1,483

2019	Reported net income (loss)	$568	$325	$162	$283	$10	$1,348

Apr. 30 (3)	After-tax impact of items of note (1)	1	-	13	-	(5)	9

	Adjusted net income (loss) (2)	$569	$325	$175	$283	$5	$1,357

$ millions, for the six months ended

2020	Reported net income (loss)	$820	$542	$187	$472	$(417)	$1,604

Apr. 30	After-tax impact of items of note (1)	3	-	33	-	284	320

	Adjusted net income (loss) (2)	$823	$542	$220	$472	$(133)	$1,924

2019	Reported net income (loss)	$1,030	$638	$330	$489	$43	$2,530

Apr. 30 (3)	After-tax impact of items of note (1)	170	-	19	-	1	190

	Adjusted net income (loss) (2)	$1,200	$638	$349	$489	$44	$2,720

(1)	Reflects the impact of items of note described above.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been revised. See the “External reporting changes” section of our Report to Shareholders for the second quarter of 2020 for additional details.

Making a difference in our Communities

Part of being a genuinely caring bank means taking care of the organizations and charities that keep our communities vibrant. We’re living a defining moment in history and one that requires us all to come together. In response to the COVID-19 pandemic and recognizing the vital work done by charities to support our communities, CIBC took the following steps to support our partners in Canada and the U.S.:

•

Canada: Committed $750,000 in charitable contributions, including $650,000 to United Way, Kids Help Phone, Canadian Blood Services and Community Food Centres Canada to ensure these organizations could continue to help those requiring immediate support to deliver basic needs;

•	United States: Committed US$175,000 towards the American Red Cross, Chicago Community Trust, Feeding America and United Way;
•	Responded to the charitable sector’s need for unrestricted funding by giving our current charitable partners flexibility with how they allocate CIBC’s donation; and
•	Delivered nearly 1,000 hours of COVID-19 related volunteer time by Team CIBC.

CIBC also responded to the devastating events that occurred in two Canadian provinces:

•	Nova Scotia: Donated $50,000 to the RCMP Foundation and $50,000 to IWK Health Centre in response to the tragedy in Portapique; and
•	Alberta: Donated $10,000 to the Red Cross in response to the widespread spring flooding in Fort McMurray.

During this quarter we proudly celebrated National Volunteer Week. We applaud our team members and volunteers for their passion and dedication to helping those in need, and especially to the volunteers who are helping those in need as the world copes with the COVID-19 pandemic.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s second quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s second quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. Given the impact of the coronavirus (COVID-19) pandemic and the recent oil price declines there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting

CIBC Second Quarter 2020 News Release	3

instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2019 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8335491#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 7008374#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2020 second quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 1725009#) and French (514-861-2272 or 1-800-408-3053, passcode 8504384#) until 11:59 p.m. (ET) June 27, 2020. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, SVP	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

4	CIBC Second Quarter 2020 News Release